Filed by Zalicus Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Zalicus Inc.

Registration Statement File No.: 333-195818

May 12, 2014

We are working with Epirus Biopharmaceuticals, Inc. (Epirus) to advise them on a merger agreement with Zalicus Inc. (Nasdaq: ZLCS).

•	On April 16, 2014, Epirus and Zalicus Inc. (NASDAQ: ZLCS) (Zalicus), announced that they have entered into a definitive agreement under which Epirus will merge with a wholly-owned subsidiary of Zalicus in an all-stock transaction. Following closing, Zalicus will be re-named Epirus Biopharmaceuticals, Inc. The merger will create a Nasdaq-listed, publicly traded company focused on improving patient access to important biopharmaceuticals by developing, manufacturing, and commercializing biosimilar therapeutics in targeted geographies worldwide.

•	Epirus’ most advanced asset is BOW015, a biosimilar version of infliximab (Remicade®). Epirus’ pipeline also includes biosimilar versions of adalimumab (Marketed by Abbvie as Humira®) and bevacizumab (Marketed by Roche as Avastin®). Together, Remicade, Humira, and Avastin generated $26.2B in sales in 2013.

•	For BOW015, Epirus reported positive data from a Phase I clinical trial in the UK and a Phase 3 clinical trial in India. In March 2014, Epirus’ manufacturing partner, Reliance Life Sciences, obtained marketing approval in India for BOW015 in rheumatoid arthritis. Epirus intends to commercialize BOW015 in India with its partner Ranbaxy Laboratories in 2014. Additionally, with Ranbaxy and other partners, Epirus intends to file for approval in additional markets where the current data is deemed sufficient for approval. Epirus also expects to commence a Phase 3 trial for Europe in the first half of 2015.

•	Epirus’s strategy for commercial success relies on tailored approaches for diverse global markets. For emerging markets with accessible regulatory frameworks for biosimilars, such as India, Epirus develops partnerships with local companies to accelerate regulatory approval and commercialize its products. For high-growth global markets where local manufacturing confers strategic and operational advantages, such as Brazil and China, Epirus may use its SCALE™ platform or local infrastructure to deliver an In Market, For Market™ manufacturing solution with local partners. And for large markets with an established biosimilar regulatory framework, such as Europe, Epirus plans to commercialize its products using a combination of direct sales and local distributors.

•	Epirus has a highly experienced management team led by its CEO, Amit Munshi. Amit was a co-founder and the chief business officer at Kythera Biopharmaceuticals, which underwent a successful IPO on NASDAQ in 2013. Amit has more than 24 years of pharmaceutical and biotechnology experience both in the United States and internationally, including general management, product development, licensing and business development. Epirus’ senior management team has more than 150 years of collective experience in the biopharmaceutical industry including tenure at Amgen, Biogen Idec, Pfizer, Wyeth, Genzyme, Shire, Cephalon, Millennium, Takeda, BioAssets, Cubist Pharmaceuticals, Invida, Kythera, Therion Biologics and ToleRx.

•	Current investors in Epirus include TPG Biotech®, Montreux Equity Partners, 5AM Ventures, Adage Capital and Greenwoods Investment, as well as a strategic investor Livzon Mabpharm, Inc. (China).

•	The merger is subject to customary closing conditions, including approval of the stockholders of Zalicus and Epirus. The Boards of Directors of both Zalicus and Epirus have unanimously approved the transaction and recommended that their stockholders vote in favor of the transaction. The transaction is currently expected to close during the summer of 2014.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Epirus or Zalicus or the solicitation of any vote or approval. In connection with the proposed transaction, Zalicus has filed with the SEC a preliminary Registration Statement on Form S-4 on May 8, 2014, containing a preliminary joint proxy statement/prospectus. The preliminary joint proxy statement/prospectus contains important information about Epirus, Zalicus, the transaction and related matters. Epirus and Zalicus will mail or otherwise deliver the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and security holders of Epirus and Zalicus are urged to read carefully the joint proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety, because it contains important information about the proposed transaction.

Investors and security holders of Zalicus will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Zalicus through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Zalicus will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger (when it is available) by contacting Zalicus, Attn: Justin Renz, jrenz@zalicus.com. Investors and security holders of Epirus will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Epirus, Attn: Edward Scott, escott@epirusbiopharma.com.

Epirus and Zalicus, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Epirus and Zalicus. Information regarding Zalicus’ directors and executive officers is contained in Zalicus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended by Zalicus’ 10-K/A, filed with the SEC on April 30, 2014, which was filed with the SEC on March 14, 2014, and is also available in the preliminary joint proxy statement/prospectus that was filed by Zalicus with the SEC in connection with the proposed transaction. Information regarding Epirus’ directors and officers and a more complete description of the interests of Zalicus’ directors and officers in the proposed transaction is available in the joint proxy statement/prospectus that was filed by Zalicus with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

Cautionary Statement Regarding Forward-Looking Statements

Any statements made herein relating to future financial or business performance, conditions, plans, prospects, trends, or strategies and other financial and business matters, including without limitation, the potential closing date of the transaction, the amount of Zalicus’s net cash at closing, the prospects for commercializing or selling any medicines or other products, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, when or if used in this press release, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to Epirus, Zalicus or the management of either company, before or after the aforementioned merger, may identify forward-looking statements. Epirus and Zalicus caution that these forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the failure by Epirus or Zalicus to secure and maintain relationships with collaborators; risks relating to clinical trials; risks relating to the commercialization, if any, of Epirus’ or Zalicus’ proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that Epirus or Zalicus may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect Zalicus’ business, financial conditions and results of operations are contained in Zalicus’ filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The forward-looking statements represent Epirus’ and Zalicus’ estimate as of the date hereof only, and Epirus and Zalicus specifically disclaim any duty or obligation to update forward-looking statements.

Other risks and uncertainties are more fully described in Zalicus’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Zalicus’ 10-K/A, filed with the SEC, and in other filings that Zalicus makes and will make with the SEC in connection with the proposed transactions, including the proxy statement described below under “Additional Information will be Filed with the SEC.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made herein speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date after the date stated herein.